Filed by First Merchants Corporation Pursuant to Rule 425 Under the Securities Act of 1933 Subject Company: MBT Financial Corp. Commission File No: 333-228658 First Merchants Corporation announced its previously released fourth quarter 2018 earnings in certain news markets of MBT Financial Corp. Below is the related news release. FOR IMMEDIATE RELEASE February 7, 2019 First Merchants, possible merger partner of Monroe Bank & Trust, posts record EPS First Merchants Corporation (NASDAQ - FRME) recently reported fourth quarter 2018 net income of $41.7 million, an increase of 71 percent, compared to $24.4 million during the same period in 2017. Earnings per share for the period totaled a record $.85 per share, an increase of 73 percent, compared to the fourth quarter of 2017 result of $.49 per share. Net income for the year ended December 31, 2018 totaled $159.1 million, compared to $96.1 million during the same period in 2017. Year-to-date earnings per share was $3.22, a record level as we celebrated the Corporation’s 125th anniversary. The result was an increase of $1.10 per share, or 52 percent, over the same period in 2017. Total assets equaled $9.9 billion as of year-end and loans totaled $7.2 billion. The Corporation’s loan portfolio increased by $471 million, or 7 percent, during the past twelve months. Total deposits equaled $7.8 billion as of year-end and increased by $582 million, or 8 percent. Michael C. Rechin, President and Chief Executive Officer, stated, “I am proud of our team for running through the tape in 2018 by posting a strong and balanced organic growth quarter. Quality low cost funding, loan growth and sound asset quality all contributed prominently in our record quarter capping off our record year. Our teammates connect with the needs of the marketplace and our communities while our execution produces results and efficiency.” Rechin also added, “We look forward to 2019 and extending our franchise into Michigan through our merger with Monroe Bank & Trust.” H. Douglas Chaffin, President and CEO of Monroe Bank & Trust, echoed Rechin’s sentiment. “Our proposed merger with First Merchants is an ideal match of corporate cultures, values and commitment to our communities with a strong history of exceptional customer service. The combination of our skilled bankers and First Merchants’ products and delivery capabilities will prove to be a winning formula,” said Chaffin. “Given First Merchants current trajectory of performance and growth, the timing of this combination for the benefit of our shareholders, communities, and customers could not be better.” Net-interest income totaled $338.9 million for the year, an increase of $61.6 million, or 22 percent. Net-interest margin for the year totaled 4.00 percent, down 2 basis points and includes 19929663.1 a reduction of 13 basis points related to tax reform. Yield on earning assets totaled 4.79 percent and the cost of supporting liabilities totaled .79 percent. Non-interest income totaled $76.5 million for the year, a $5.5 million increase over 2017. Non-interest expense totaled $220 million up from the 2017 total of $205.6 million. Tax expense for 2018 totaled $29 million, or just 15.4 percent of pre-tax net income. In addition to the lower statutory tax rate as a result of tax reform, tax expense for the fourth quarter and year were less than normal by $1.8 million due to an increase in the Bank’s Indiana state tax liability offset by the release of a valuation allowance on state deferred tax assets. The Corporation’s 2018 provision expense totaled $7.2 million due to loan growth. Net charge- offs totaled $1.7 million for the year. The allowance for loan losses totaled $80.6 million as of December 31, 2018, up from $75 million at the end of 2017. Non-performing assets totaled $29.4 million as of year-end and the allowance is 1.11 percent of total loans. As of December 31, 2018, the Corporation’s total risk-based capital ratio equaled 14.61 percent, common equity tier 1 capital ratio equaled 11.98 percent, and the tangible common equity ratio totaled 9.97 percent. REPLAY OF CONFERENCE CALL First Merchants Corporation conducted a fourth quarter earnings conference call and web cast on January 31, 2019. To access a replay of the call, US participants should dial (Toll Free) 877-344-7529, Canada participants should dial 855-669-9658, or for International participants, dial +1 412-317-0088. The replay access code is 10127190. In order to view a replay of the web cast and presentation slides, please go to http://services.choruscall.com/links/frme190131.html. This replay will be available until January 31, 2020. Detailed financial results are reported on the attached pages. About First Merchants Corporation First Merchants Corporation is a financial holding company headquartered in Muncie, Indiana. The Corporation has one full-service bank charter, First Merchants Bank. The Bank also operates as First Merchants Private Wealth Advisors (as a division of First Merchants Bank). First Merchants Corporation’s common stock is traded on the NASDAQ Global Select Market System under the symbol FRME. Quotations are carried in daily newspapers and can be found on the company’s Internet web page (http://www.firstmerchants.com). FIRST MERCHANTS and the Shield Logo are federally registered trademarks of First Merchants Corporation. Forward-Looking Statements This release contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can often, but not always, be identified by the use of words like “believe”, “continue”, “pattern”, “estimate”, “project”, “intend”, “anticipate”, “expect” and similar expressions or future or conditional verbs such as “will”, would”, “should”, “could”, “might”, “can”, “may”, or similar expressions. These statements include statements relating to the expected benefits of the proposed merger (the “Merger”) between First Merchants Corporation (“First Merchants”) and MBT Financial Corporation (“MBT”), and may include other statements of First Merchants’ goals, intentions and expectations; statements regarding the First Merchants’ business plan and growth strategies; statements regarding the asset quality of First Merchants’ loan and investment portfolios; and estimates of First Merchants’ risks and future costs and benefits. These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things: the risk that the businesses of First Merchants and MBT will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings 19929663.1 from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the Merger; the ability to obtain required governmental and shareholder approvals, and the ability to complete the Merger on the expected timeframe; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit worthiness of customers and the possible impairment of collectability of loans; fluctuations in market rates of interest; competitive factors in the banking industry; changes in the banking legislation or regulatory requirements of federal and state agencies applicable to bank holding companies and banks like First Merchants’ affiliate bank; continued availability of earnings and excess capital sufficient for the lawful and prudent declaration of dividends; changes in market, economic, operational, liquidity, credit and interest rate risks associated with the First Merchants’ business; and other risks and factors identified in each of First Merchants’ filings with the Securities and Exchange Commission (“SEC”). First Merchants does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this press release. In addition, First Merchants’ past results of operations do not necessarily indicate its anticipated future results. Additional Information The Merger will be submitted to MBT shareholders for their consideration. First Merchants has filed with the SEC a Registration Statement on Form S-4 that includes a proxy statement of MBT and a prospectus of First Merchants. Investors and security holders are advised to read the Registration Statement and the proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. These documents may be accessed and downloaded, free of charge, at www.sec.gov, or by accessing First Merchants’ website (http://www.firstmerchants.com) under the tab “Investors,” then under the heading “Financial Information” and finally under the link “SEC Filings.” For more information, contact: Nicole M. Weaver, Vice President and Director of Corporate Administration 765-521-7619 http://www.firstmerchants.com SOURCE: First Merchants Corporation, Muncie, Indiana 19929663.1